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                     December 4, 2020

       John C. Power
       President and CEO
       ATHENA SILVER CORP
       2010A Harbison Dr., #312
       Vacaville, CA 95687

                                                        Re: ATHENA SILVER CORP
                                                            Preliminary
Information Statement on Schedule 14A
                                                            Filed November 12,
2020
                                                            File No. 000-51808

       Dear Mr. Power:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing